
07002268


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH, D.C.
210
SECTION

SE... ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-A007405-C7-~~ 21641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equable Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 N. 121st Street
(No. and Street)

Milwaukee	WI	53226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark R. Gaulke (414) 475-0350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street, Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clark R. Gaulke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equable Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

V.P.

Title



Notary Public Glenn N. Bruck
My commission expires May 20, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUABLE SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of
Equity Enterprises, Inc.)

Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2006

EQUABLE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Equity Enterprises, Inc.)

TABLE OF CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6 - 10

Supplemental Information

Independent Auditors' Report on Supplemental Financial Information Required by Rule 17a-5 of the Securities and Exchange Commission 11

Schedule I - Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 12

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 13 - 14

EQUABLE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Equity Enterprises, Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

ASSETS	
Cash	$ 391,770
Commissions receivable	12,469
Other receivables	372
Prepaid expenses	1,912
Refundable income taxes	10,219
Property and equipment	42,210
Total Assets	458,952
TOTAL ASSETS	$ 458,952

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued expenses	$ 85,462
Payable to affiliate	10,598
Deferred income taxes	4,625
Total Liabilities	100,685
STOCKHOLDER'S EQUITY	
Common stock, $1 par value per share 50,000 shares authorized 16,000 shares issued and outstanding	16,000
Retained earnings	342,267
Total Stockholder's Equity	358,267
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 458,952

See accompanying notes to financial statements.

EQUABLE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Equity Enterprises, Inc.)

STATEMENT OF OPERATIONS
Year Ended December 31, 2006

REVENUES	
Commissions	$ 2,547,236
Interest income	20,367
Other income	30,385
Total Revenues	2,597,988
EXPENSES	
Commissions	1,450,090
Selling and administrative expenses	758,368
Management fees	309,926
Occupancy expense	97,573
Depreciation expense	6,432
Total Expenses	2,622,389
Loss Before Income Taxes	(24,401)
INCOME TAX BENEFIT	4,903
NET LOSS	$ (19,498)

See accompanying notes to financial statements.

EQUABLE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Equity Enterprises, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
Year Ended December 31, 2006

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCES, December 31, 2005	$ 16,000	$ 361,765	$ 377,765
2006 net loss	-	(19,498)	(19,498)
BALANCES, December 31, 2006	$ 16,000	$ 342,267	$ 358,267

See accompanying notes to financial statements.

EQUABLE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Equity Enterprises, Inc.)

STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS USED IN OPERATING ACTIVITIES	
Net loss	$ (19,498)
Adjustments to reconcile net loss to net cash flows from operating activities	
Depreciation	6,432
Changes in assets and liabilities	
Commissions receivable	(9,101)
Other receivables	(181)
Prepaid expenses	1,405
Deferred income taxes payable	5,316
Accrued expenses	(33,752)
Refundable income taxes	2,781
Payable to affiliate	(2,401)
Net Cash Flows used in Operating Activities	(48,999)
CASH FLOWS USED IN INVESTING ACTIVITIES	
Capital expenditures for property and equipment	(13,035)
Net Cash Flows used in Investing Activities	(13,035)
Net Change in Cash and Cash Equivalents	(62,034)
CASH - Beginning of Year	453,804
CASH - END OF YEAR	$ 391,770

See accompanying notes to financial statements.

EQUABLE SECURITIES CORPORATION

(A wholly-owned subsidiary of Equity Enterprises, Inc.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Equable Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is a Wisconsin corporation formed on March 2, 1977 that deals in mutual funds and variable annuity products with investment companies throughout the United States on behalf of customers principally in Southeastern Wisconsin. The Company is a wholly-owned subsidiary of Equity Enterprises, Inc. ("Parent Company").

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to that firm. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Commissions Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2006, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Commission Revenue

The Company recognizes revenue at the time applications are completed and submitted. Transactions involving registered traded securities are processed through a clearing broker-dealer and commissions are recorded on a trade date basis.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation of property and equipment is computed using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. The useful lives of property and equipment for purposes of computing depreciation are:

	Years
Leasehold improvements	15 - 40
Office furniture and equipment	5 - 7

The major categories of property and equipment at December 31, 2006 are summarized as follows:

Leasehold improvements	$ 45,231
Office furniture and equipment	201,084
Total Property and Equipment	246,315
Less: Accumulated depreciation	(204,105)
Net Property and Equipment	$ 42,210

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $3,757 for the year ended December 31, 2006.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses. Management believes there has been no impairment of long-lived assets as of December 31, 2006.

Income Taxes

The taxable income of the Company is included in the consolidated federal income tax return of its Parent Company. The Parent Company allocates the consolidated provision for federal income taxes on a separate return equivalent basis.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes (continued)

Deferred income taxes are provided for timing differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Timing differences arise principally from the use of accelerated methods of depreciation for income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $307,067, and a net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital for December 31, 2006 was 0.31 to 1.

NOTE 3 - Related Party Transactions

Equable Securities Corporation shares office space with its Parent Company under a month-to-month lease arrangement with the Parent Company's sole shareholder. Total lease expense was $74,100 for the year ended December 31, 2006.

Common occupancy expenses and administrative expense are allocated between the Company and its Parent Company based upon an agreed upon percentage.

The Company also has a management agreement with the Parent Company. Under this agreement, the Company is provided certain management and administrative services by personnel of the Parent Company. During the term of the agreement, the Parent Company will receive a monthly management fee equal to 12% of the Company's gross revenues for the previous month.

NOTE 4 - 401(K) Plan

The Parent Company has adopted a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of its employees and the employees of the Company. The Plan is available to all employees who have attained twenty-one years of age and who have completed one year of service to the Company. The Plan allows for employee deferrals of annual salary, an employer matching contribution of 50% of the employee contribution up to 3% of annual salary, and a discretionary employer contribution as determined annually. The Company's contribution for the year ended December 31, 2006 was $45,604.

NOTE 5 - Pension Plan

The Parent Company had a Money Purchase Pension Plan and Trust (the "Pension Plan") for the benefit of its employees and the employees of the Company. The Pension Plan covered all employees who had attained twenty-one years of age and completed one year of service. Contributions were made by the Company annually equal to 6% of eligible employee compensation. The Company contribution for the year ended December 31, 2006 was $91,252. The Plan was terminated on July 1, 2006.

NOTE 6 - Balance Sheet Risk

Customer Transactions

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Cash Balance

The Company maintains its cash balances primarily in an area bank. Cash balances are insured up to $100,000 per bank by the FDIC. The Company has cash balances on deposit with a bank at December 31, 2006 that exceeded the FDIC insured amounts by $285,360.

NOTE 7 - Income Taxes

The Company records deferred income taxes in accordance with Financial Accounting Standards Board Statement No. 109, which uses the liability method in determining deferred taxes.

NOTE 7 - Income Taxes (cont.)

The provision for income taxes as of December 31, 2006 consists of the following components:

Current income tax benefit	$ (4,028)
Deferred tax benefit	(875)
Net Income Tax Benefit	$ (4,903)

Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used to record depreciation expense for income tax reporting purposes.

Included in deferred tax assets are state net operating losses of approximately $96,108 at December 31, 2006. The loss carryforward expires between 2019 and 2021.

SUPPLEMENTAL INFORMATION



Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION
REQUIRED BY RULE 17A-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Equable Securities Corporation
Milwaukee, Wisconsin

We have audited the accompanying financial statements of Equable Securities Corporation (a wholly-owned subsidiary of Equity Enterprises, Inc.) as of and for the year ended December 31, 2006 and have issued our report thereon dated February 9, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 9, 2007

EQUABLE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Equity Enterprises, Inc.)

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2006

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 85,462
Payable to affiliate	10,598
Total Aggregate Indebtedness	$ 96,060
Minimum required net capital (based on aggregate indebtedness)	$ 6,404
NET CAPITAL	
Stockholder's equity	$ 358,267
Add:	
Deferred tax liability related to property and equipment not allowable for net capital purposes	4,625
Deductions:	
Non-allowable accounts receivable	(1,112)
Other assets	(12,503)
Net property and equipment	(42,210)
Net Capital	307,067
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 257,067
Ratio of aggregate indebtedness to net capital	0.31 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Equable Securities Corporation
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedules of Equable Securities Corporation (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 9, 2007

END